

06050678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8-22274

RECD S.E.C.

NOV 27 2006

503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____October 1, 2005____ AND ENDING____September 30, 2006____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Fisher Edwards Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Wilshire Boulevard, Suite 1950
(No. and Street)

Los Angeles	CA	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon M. Kmett   (213) 612-0220
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – if individual, state last, first, middle name)

111 West Ocean Boulevard, Suite 2200	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 0 7 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

JURAT

State/Commonwealth of _California_

County of _Los Angeles_ } ss.

Subscribed and sworn to ~~(or affirmed)~~ before me

this _2nd_ day of _November_ , _2006_ , by

(1) _Jon M. Kmett_

Name of Signer #1

(2) _____

Name of Signer #2

[signature]

Signature of Notary Public

Teri M. McCasland

Other Required Information (Printed Name of Notary, Residence, etc.)

TERI M. MC CASLAND
Commission # 1379409
Notary Public - California
Los Angeles County
My Comm. Expires Nov 7, 2006

Place Notary Seal and/or Any Stamp Above

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _Audited Financial Report Page_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

STERN FISHER EDWARDS INC
(SEC FILE NO. 8-22274)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

CONTENTS



WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stern Fisher Edwards Inc

We have audited the accompanying statement of financial condition of Stern Fisher
Edwards Inc as of September 30, 2006. This financial statement is the responsibility of
the Company's management. Our responsibility is to express an opinion on this financial
statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the
United States of America. Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the financial statement is free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statement. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We believe that our audit
provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material
respects, the financial position of Stern Fisher Edwards Inc at September 30, 2006 in
conformity with accounting principles generally accepted in the United States of America.

Windes & McClaughry

Long Beach, California
October 27, 2006

1

STERN FISHER EDWARDS INC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

ASSETS

Cash and cash equivalents	$ 239,590
Deposit with clearing broker	50,000
Commissions and investment advisory fees receivable	516,580
Fixed assets, net of accumulated depreciation of $68,818	67,033
Prepaid expenses and other assets	66,158
Investments at fair market value	9,072
TOTAL ASSETS	**$ 948,433**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deferred revenue	$ 283,918
Accounts payable, accrued expenses and other liabilities	210,654
	494,572

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY

Common stock, no par value, 100,000 shares authorized, 13,440 shares issued and outstanding	198,027
Retained earnings	255,834
	453,861
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 948,433**

The accompanying notes are an integral part of this statement.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

NOTE 1 – Organization and Nature of Business

Stern Fisher Edwards Inc (the "Company") is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission. The Company primarily provides investment advisory, corporate financing and management services to its customers. The Company also engages in the sale of common stocks, bonds and mutual funds.

NOTE 2 – Significant Accounting Policies

Securities Transactions

All securities transactions are executed and cleared by National Financial Services on a fully disclosed basis. Securities transactions and related commission revenues and expenses are recorded on a settlement-date basis. The financial statement effect of recording these transactions at settlement date rather than trade date is not significant. Investments are valued at fair market value as determined by quoted market prices.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments with original maturities of three months or less are considered by the Company to be cash and cash equivalents. At September 30, 2006, and at times throughout the year, the Company had cash balances in excess of federally insured limits.

Depreciation and Amortization

Depreciation of office furniture is provided for over the estimated useful lives of the underlying assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the term of the lease.

STERN FISHER EDWARDS INC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

NOTE 2 – Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Commission and investment advisory fees receivables and liabilities are carried at cost, which approximates fair value.

Investment Advisory Services

Investment advisory fees represent fees received for advisement of the Company's clients, which are based upon the fair market value of the clients' investments, and are generally recorded when earned; however, certain billings are billed in advance and a related deferred income account is then established. At September 30, 2006, the Company recorded $267,542 in deferred revenue. (See also Note 4.)

NOTE 3 – Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a $50,000 good faith deposit. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk.

NOTE 4 – Related-Party Transactions

The Company is the general partner for an investment fund. The Clipper Ship Fund L.P. (the "Partnership"), was established in October 2001 with the objective of achieving superior investment returns, with an appropriate level of risk, by investing in and holding the stocks of a small number of carefully selected high-growth companies, chiefly in the technology sector but also in other industrial sectors. As the general partner, the Company does not have an equity interest but receives an investment management fee of 1.375% of the limited partners' capital accounts and a special profit allocation of profits (realized and unrealized) of the Partnership after exceeding a specified return. At September 30, 2006, $16,376 was recorded in deferred revenue.

NOTE 5 – Fixed Assets

Fixed assets consists of the following:

Office furniture	$	85,357
Leasehold improvements		50,494
		135,851
Less: accumulated depreciation		
and amortization		68,818
	$	67,033

NOTE 6 – Letter of Credit

The Company has a letter of credit with a bank which is guaranteed by a stockholder of the Company and expires on June 30, 2009. The letter is for $22,015 bearing interest at the bank's prime rate (8.25% at September 30, 2006) plus 1.5%. There were no outstanding borrowings at September 30, 2006.

NOTE 7 – Profit Sharing Plan

The Company has a profit sharing plan for certain eligible employees. The Company contributions to the profit sharing plan are discretionary. Eligible employees may contribute elective deferrals. The Company has received a qualified status for the plan from the Internal Revenue Service. The Company accrued $114,358 of contributions to the plan as of September 30, 2006.

NOTE 8 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, under the most restrictive requirement, the Company had net capital of $113,269, which was $63,269 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 4.37 to 1.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

NOTE 9 – Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

NOTE 10 – Commitments and Contingencies

Off-Balance-Sheet and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Leases

The Company leases its offices and equipment under various cancelable and noncancelable operating leases. Future minimum lease payments on noncancelable operating leases of one year or more are as follows:

Years Ending September 30,	Office	Equipment	Total
2007	$ 132,090	$ 2,892	$ 134,982
2008	110,075	2,892	112,967
2009		241	241
	$ 242,165	$ 6,025	$ 248,190



WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Stern Fisher Edwards Inc:

In planning and performing our audit of the financial statement of Stern Fisher Edwards Inc (the "Company") for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

7

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
October 27, 2006